

November 6, 2024

Jay J. Jackson
President and CEO
Abacus Life, Inc.
2101 Park Center Drive, Suite 200
Orlando, FL 32835

> **Re: Abacus Life, Inc.**
> **Registration Statement on Form S-3 Filed October 21, 2024**
> **Response Letter Submitted November 4, 2024**
> **File No. 333-282747**

Dear Jay J. Jackson:

We have reviewed your response letter received November 4, 2024 and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 1, 2024 letter.

Response Letter Received November 4, 2024

Risk Factors , page 6

1. We note your response to comment one and two, noting Mr. Jackson's vacated director role and your ownership interest in Lapetus. We also note that Lapetus provides information that is incorporated into your underwriting model. Revise your risk factor disclosure related to the potential to misvalue life insurance policies to note your ownership interest in one of the service providers that support your valuation activities.

Please contact Madeleine Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Ryan Maierson, Esq.